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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                                AMENDMENT NO. 9
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                                AMENDMENT NO. 9
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                               CIRCON CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             USS ACQUISITION CORP.
                       UNITED STATES SURGICAL CORPORATION
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   172736100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                THOMAS R. BREMER
                             USS ACQUISITION CORP.
                     C/O UNITED STATES SURGICAL CORPORATION
                               150 GLOVER AVENUE
                           NORWALK, CONNECTICUT 06856
                           TELEPHONE: (203) 845-1000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)

                               ----------------

                                    COPY TO:
                             PAUL T. SCHNELL, ESQ.
                      SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                                919 THIRD AVENUE
                              NEW YORK, N.Y. 10022
                           TELEPHONE: (212) 735-3000
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  United States Surgical Corporation, a Delaware corporation ("Parent"), and
USS Acquisition Corp., a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of Parent, hereby amend and supplement their Statement on
Schedule 14D-1 ("Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on August 2, 1996, as amended by Amendment No. 1 dated August 16, 1996, Amendment No. 2 dated August 20, 1996, Amendment No. 3 dated August 20, 1996, Amendment No. 4 dated August 30, 1996, Amendment No. 5 dated September 17, 1996, Amendment No. 6 dated September 18, 1996, Amendment No. 7 dated October 1, 1996 and Amendment No. 8 dated December 16, 1996 with respect to the Purchaser's offer to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Circon Corporation, a Delaware corporation (the "Company"), together with any associated preferred stock purchase rights (the "Rights"), at a decreased price of $17.00 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 2, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated December 18, 1996 (the "Supplement"), and the revised Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), which have been annexed to and filed with the Schedule 14D-1 as Exhibits (a)(1), (a)(19) and (a)(20), respectively.

  Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-1 or in the Offer to Purchase referred to therein.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The information set forth in Items 1(b) and 1(c) of the Schedule 14D-1 is hereby amended and supplemented by the following:

  (b) The information set forth in the Introduction and Section 1 ("Amended Terms of the Offer") of the Supplement is incorporated herein by reference.

  (c) The information set forth in Section 3 ("Price Range of Shares; Dividends on the Shares") of the Supplement is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  The information set forth in Item 3(b) of the Schedule 14D-1 is hereby amended and supplemented by the following:

  The information set forth in the Introduction and Section 7 ("Background of the Offer since August 2, 1996; Reasons for Reduction in Price") of the Supplement is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  The information set forth in Items 4(a) and (b) of the Schedule 14D-1 is hereby amended and supplemented by the following:

  The information set forth Section 6 ("Source and Amount of Funds") of the Supplement is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

  The information set forth in Items 5(a)-(g) of the Schedule 14D-1 is hereby amended and supplemented by the following:

  The information set forth in the Letter to Shareholders, Introduction and
Section 7 ("Background of the Offer since August 2, 1996; Reasons for Reduction in Price") of the Supplement is incorporated herein by reference.

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ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in Item 7 of the Schedule 14D-1 is hereby amended and supplemented by the following:

  The information set forth in the Introduction, Section 7 ("Background of the Offer since August 2, 1996; Reasons for Reduction in Price") and Section 9 ("Certain Legal Matters") of the Supplement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  The information set forth in Items 10(e) and (f) of the Schedule 14D-1 is hereby amended and supplemented by the following:

  (e) The information set forth in Section 9 ("Certain Legal Matters") of the Supplement is incorporated herein by reference.

  (f) The information set forth in the Supplement and the revised Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(19) and
(a)(20), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(19) Supplement to the Offer to Purchase, dated December 18, 1996.

  (a)(20) Revised Letter of Transmittal.

  (a)(21) Revised Notice of Guaranteed Delivery.

  (a)(22) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(23) Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.


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  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 18, 1996

                                          USS ACQUISITION CORP.

                                          By: /s/ Thomas R. Bremer
                                             -------------------------------
                                             Name: Thomas R. Bremer
                                             Title: President

                                           UNITED STATES SURGICAL
                                                CORPORATION

                                          By: /s/ Thomas R. Bremer
                                             -------------------------------
                                             Name: Thomas R. Bremer
                                             Title: Senior Vice President and
                                                  General Counsel

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